FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of December, 2003

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on December 19, 2003, by the registrant, announcing the transfer of its information equipment motor business to a joint venture company through business division.
2.	News release issued on December 19, 2003, by the registrant, announcing the establishment of new company through business division.
3.	Semi-annual report dated December 16, 2003 filed with the Japanese government and with each stock exchange in Japan on which securities of the registrant are listed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: January 6, 2004

December 19, 2003

FOR IMMEDIATE RELEASE

Media Contacts:	Akira Kadota
International PR, Tokyo
(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita to Transfer Information Equipment Motor Business

to Joint Venture Company through Business Division

Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol : MC]), best known for its Panasonic brand name, announced that the company has decided at its board of directors meeting held today to divide and transfer, effective April 1, 2004, its information equipment motor business to Minebea-Matsushita Motor Corporation (MMM), a joint venture to be established with Minebea Co., Ltd. (Minebea). MEI’s board of directors also approved a business integration agreement, to be entered into with Minebea. The transfer is part of initiatives to integrate the information equipment motor businesses, including fan motors, stepping motors, vibration motors and direct current (DC) brush motors, of MEI and Minebea.

The basic terms of the business division and subsequent integration are outlined as follows:

1. Purpose of business division and integration

Competition in the information equipment motor market is becoming increasingly intense throughout the world due particularly to industry consolidation among Japanese manufacturers and rising market newcomers from China. However, further growth in demand is expected in new product applications for digital consumer electronics, such as PDP TVs and LCD TVs, information equipment, including PCs and cellular phones, and new growth segments such as game consoles. This business integration is intended to expand upon the agreement signed between the two companies in September 2002, which covered collaborative R&D and manufacturing for DC axial flow fan motors. By combining the relevant businesses of MEI and Minebea, MMM will work to establish a profitable business structure, with enhanced competitiveness in both cost and quality.

MMM aims to increase its global competitiveness and capture the leading position in markets worldwide in relevant product categories. This is to be achieved through economies of scale, standardization of manufacturing processes and designing methods utilizing advanced production engineering and product development technologies of Minebea and MEI, and through cost reductions through activities such as the development of advanced magnet / material analysis technologies.

2. Outline of business division

A.	Schedule

December 19, 2003	Board approval of business division agreement and business integration agreement Signing of these agreements
March 1, 2004 (planned)	Date of business division (Minebea)
April 1, 2004 (planned)	Date of business division (MEI) Start of business of MMM

B.	Method of business division

1)	Method

MEI will divide a certain part of its business, and MMM will succeed the divided businesses.

2)	Reason for adopting this method

This method was chosen because it was determined to be the most efficient means by which to transfer the relevant businesses.

C.	Allotment of shares

1)	Share allotment ratios

Upon the business division and transfer by MEI, MMM will issue 1,996,080 shares of common stock, and allot such shares to MEI. Furthermore, upon completion of procedures related to business integration, MEI and Minebea will hold 40% and 60% shares in MMM, respectively. MMM is expected to become an equity-method-applied associated company of MEI.

2)	Calculation method for share allotment ratios

MEI and Minebea consulted their respective outside financial advisors, separately, regarding the assessment of the overall value of businesses involved in the integration of information equipment motor businesses. Based on such assessment, both companies held negotiations, whereupon MEI calculated the number of shares to be allotted to it by MMM in consideration of the value of its information equipment business to be divided, as well as the value of assets held, and the number of shares issued, by MMM.

D.	Cash distribution upon business division and transfer

There will be no cash distribution in relation to the business division and transfer.

E.	Rights and obligations to be succeeded

Assets, liabilities, rights and obligations involved in the relevant business, which are considered to be mandatory for the MMM to operate the business to be succeeded.

F.	Prospects of paying debt obligations

MEI believes that both MEI and MMM can pay the debt obligations to be incurred as a result of the business division and transfer.

3. Basic information for MEI and Minebea (as of September 30, 2003)

    (non-consolidated, parent-alone basis)

Trade Name	MEI (company to divide a unit)		Minebea (company to divide a unit)

Principal Lines of Business	Manufacture and sale of electronic and electric equipment		Manufacture and sale of bearings, and rotary components

Date of Incorporation	December 15, 1935		July 16, 1951

Principal Office	Kadoma-shi, Osaka, Japan		Kitasaku-gun, Nagano, Japan

Representative	Kunio Nakamura, President		Tsugio Yamamoto, Representative Director, President and Chief Executive Officer

Capital Stock (million yen)	258,738		68,258

No. of Shares Issued	2,453,051,029		399,167,695

Shareholders’ Equity (million yen)	2,788,194		181,057

Total Assets (million yen)	5,231,618		367,810

Financial Closing Date	March 31		March 31

No. of Employees	52,362		2,503

Major Customers

Consumer products—widely distributed to general public through consumer and household equipment sales networks.

Business and industrial equipment and components—sold mainly to corporations, government agencies and manufacturers through systems and industrial sales networks.

			Sold mainly to information and telecommunication equipment industry, automotive industry and home electric appliance industry.

Major Shareholders and Shareholdings	Japan Trustee Services Bank	6.02%	Japan Trustee Services Bank	7.03%
	The Master Trust Bank of Japan	5.95%	The Master Trust Bank of Japan	6.87%

	Moxley & Co.	5.24%	Keiaisha Co., Ltd.	5.01%

	Sumitomo Mitsui Banking Corporation	2.88%	J.P. Morgan Trust Bank Ltd.	4.40%

	Nippon Life Insurance Co.	2.76%	Shinsei Bank, Ltd.	3.13%

Major Banks	Sumitomo Mitsui Banking Corporation, The Resona Bank, etc.		Sumitomo Mitsui Banking Corporation, The Sumitomo Trust & Banking Co., Ltd.

Relationship between MEI and Minebea	Capital: None
	Personnel: None
	Transactions: Joint R&D activities and outsourcing of manufacturing for DC axial fan motors

Note: Amounts less than one million yen have been omitted. (hereinafter the same)

Financial results for the most recent three fiscal years

(non-consolidated, parent-alone basis)

(in millions of yen, except per share amounts)

	MEI (company to divide a unit)			Minebea (company to divide a unit)
Fiscal Year ended	March 2001	March 2002	March 2003	March 2001	March 2002	March 2003
Net Sales	4,831,866	3,900,790	4,237,869	197,675	175,218	162,952
Operating Profit (Loss)	76,634	(92,952)	52,884	12,246	1,848	5,018
Recurring Profit (Loss)	115,494	(42,480)	80,196	12,127	10,033	11,062
Net Income (Loss)	63,687	(132,410)	28,828	3,947	4,351	1,227
Net Income (Loss) per Share (in yen)	30.63	(63.79)	12.80	9.89	10.90	3.08
Annual Dividends per Share (in yen)	12.50	10.00	12.50	7.00	7.00	7.00
Shareholders’ Equity per Share (in yen)	1,306.37	1,225.39	1,173.14	452.34	454.01	454.12

4. Description of the business to be divided

A.	Business to be divided

Fan motors, stepping motors, DC brush motors, and related assembly parts businesses currently operated by the information equipment motor business unit of MEI’s Motor Company.

B.	Operating results of the business to be divided for the year ended March 31, 2003

Net sales	8,273 million yen

C.	Assets and liabilities of the business to be divided (forecast for April 1, 2004)

(in millions of yen)

Assets		Liabilities

Assets	8,924	Liabilities	0
		Stockholders’ equity	8,924
Total	8,924	Total	8,924

5. Basic information for Minebea-Matsushita Motor Corporation

A.	Company outline (forecast for April 1, 2004)

Trade Name	Minebea-Matsushita Motor Corporation

Principal Lines of Business	R&D, manufacture and sale of fan motors, stepping motors, vibration motors and DC brush motors

Date of Incorporation	April 1, 2004

Principal Office	Meguro-ku, Tokyo, Japan

Representative	Tosei Takenaka, President

Capital Stock (million yen)		10,000

No. of shares Issued		5,000,000

Shareholders’ Equity (million yen)		13,000(approx.)

Total Assets (million yen)		40,000

Financial Closing Date		March 31

No. of Employees		9,800(approx.)

Major Customers	Sales—Canon Inc., Ricoh Co., Ltd., Fuji Xerox Co., Ltd., MEI Purchases—Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., Sanyo Electric Co., Ltd., Minebea, MEI

Major Shareholders and Shareholdings	Minebea	60%
	MEI	40%

Major Banks	Sumitomo Mitsui Banking Corporation, The Sumitomo Trust & Banking Co., Ltd.

Relationship with MEI and Minebea	Capital:	Minebea 60%, MEI 40%
	Personnel:	Directors and corporate auditors will be from the parent companies, and employees will also be sent from MEI and Minebea

	Transactions:	Sale and purchase of finished products, merchandise and materials

B.	Directors and Corporate Auditors (slated)

(as of April 1, 2004)

Title	Name
President	Tosei Takenaka	(from Minebea)
Executive Vice President	Miyuki Furuya	(from MEI)

Director	Kaoru Matsumoto	(from Minebea)
Director	Kunitake Matsushita	(from Minebea)
Director	Shuji Uehara	(from Minebea)
Director	Yugen Ota	(from Minebea)
Director	Rikuro Obara	(from Minebea)

Director	Kengo Katsuki	(from MEI)
Director	Kazuhisa Takahashi	(from MEI)
Director	Ikuo Miyamoto	(from MEI)

Corporate Auditor	Not yet slated	(from Minebea)
Corporate Auditor	Not yet slated	(from Minebea)
Corporate Auditor	Not yet slated	(from MEI)

6. Effects of business division on MEI’s financial results

A.	Information about MEI upon business division

1) Trade name:	Matsushita Electric Industrial Co., Ltd.
2) Principal lines of business:	Manufacture and sale of electronic and electric equipment
3) Principal office:	Kadoma-shi, Osaka, Japan
4) Representative:	Kunio Nakamura, President
5) Capital stock:	No change as a result of this business division
6) Total assets:	No change as a result of this business division
7) Annual financial closing date:	March 31
8) Effect on financial results:	The business division will have no material effect on the company’s business performance and financial condition.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

# # #

December 19, 2003

FOR IMMEDIATE RELEASE

Media Contacts:	Akira Kadota
International PR, Tokyo
(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Announces Establishment of New Company

through Business Division

Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol : MC]), best known for its Panasonic brand name, announced that the company has decided at its board of directors meeting held today to transfer, by means of a business division on April 1, 2004, its Internet services business to Panasonic Network Services Inc. (New Company), which will be established on the same day.

The basic terms of the business division decided today are outlined as follows:

1. Purpose of business division

By dividing the Internet services business, which is currently operated under the “Panasonic hi-ho” name, from the Corporate eNet Business Division, and transferring such business to the New Company, MEI aims to establish a flexible management foundation in this business area that can quickly adapt to industry changes. This business division is also intended to enhance competitiveness and increase profitability in the relevant business.

2. Outline of business division

A.	Schedule

December 19, 2003	Board approval of business division plan
April 1, 2004 (planned)	Date of business division and commercial registration

B.	Method of business division

1)	Method

MEI will divide a certain part of its business and the New Company (the succeeding company) will succeed the divided business.

2)	Reason for adopting this method

This method was chosen because it was determined to be the most efficient means by which to transfer the relevant business and establish the New Company.

C.	Allotment of shares

Upon the business division and transfer by MEI, the succeeding company, as a wholly-owned subsidiary of MEI, will issue 1 new share of common stock, and allot such share to MEI.

D.	Cash distribution upon business division and transfer

There will be no cash distribution in relation to the business division and transfer.

E.	Rights and obligations to be succeeded

Assets, liabilities, rights and obligations involved in the Internet services business, which are considered to be mandatory for the succeeding company to operate the business to be succeeded.

F.	Prospects of paying debt obligations

MEI believes that both MEI and the succeeding company can pay the debt obligations to be incurred as a result of the business division and transfer.

G.	New directors and corporate auditors of succeeding company

(slated for April 1, 2004)

Directors:	Masamichi Yamamoto
Michiko Arai
Kazuhiro Tokumitsu
Hidekatsu Kanemoto

Corporate Auditor:	Hiroshi Hashimoto

3. Basic information for MEI and the New Company

Trade Name	MEI (company to divide a unit) (as of September 30, 2003)		Panasonic Network Services Inc. (succeeding company) (forecast for April 1, 2004)

Principal Lines of Business	Manufacture and sale of electronic and electric equipment		Internet services (including the consumer Internet service provider business and Internet solutions for businesses)

Date of Incorporation	December 15, 1935		April 1, 2004

Principal Office	Kadoma-shi, Osaka, Japan		Chuo-ku, Tokyo, Japan

Representative	Kunio Nakamura, President		Masamichi Yamamoto, President

Capital Stock (million yen)	258,738		490

Shares Issued	2,453,051,029		1

Shareholders’ Equity (million yen)	2,788,194		490

Total Assets (million yen)	5,231,618		490

Financial Closing Date	March 31		March 31

No. of Employees	52,362		38

Major Customers

Consumer products—widely distributed to general public through consumer and household equipment sales networks.

Business and industrial equipment and components—sold mainly to corporations, government agencies and manufacturers through systems and industrial sales networks.

Consumer—Internet service provider business marketed widely through direct sales and consumer products sales networks.

Business—marketed mainly to national and local government agencies, and businesses through direct sales and systems sales networks.

Major Shareholders and Shareholdings	Japan Trustee Services Bank	6.02%	MEI 100%
	The Master Trust Bank of Japan	5.95%
	Moxley & Co.	5.24%
	Sumitomo Mitsui Banking Corporation	2.88%

	Nippon Life Insurance Co.	2.76%

Major Banks	Sumitomo Mitsui Banking Corporation, The Resona Bank, etc.		Sumitomo Mitsui Banking Corporation

Relationship between MEI and the New Company	Capital:	MEI will hold 100% equity share in New Company.
	Personnel:	Directors and corporate auditors of the New Company will be appointed from among personnel of MEI. Employees of the New Company will be sent from MEI.
	Transactions:	Transactions between MEI and succeeding company will include Internet services business, as well as transactions relating to R&D.

Notes:	1. Amounts less than one million yen have been omitted. (hereinafter the same)

2. MEI information is on a non-consolidated, parent-alone basis.

Financial results for the most recent three fiscal years

(non-consolidated, parent-alone basis)

(in millions of yen, except per share amounts)

	MEI (company to divide a unit)
Fiscal Year ended	March 2001	March 2002	March 2003
Net Sales	4,831,866	3,900,790	4,237,869
Operating Profit (Loss)	76,634	(92,952)	52,884
Recurring Profit (Loss)	115,494	(42,480)	80,196
Net Income (Loss)	63,687	(132,410)	28,828
Net Income (Loss) per Share (in yen)	30.63	(63.79)	12.80
Annual Dividends per Share (in yen)	12.50	10.00	12.50
Shareholders’ Equity per Share (in yen)	1,306.37	1,225.39	1,173.14

4. Description of the business to be divided

A.	Business to be divided

Internet services business
- Consumer Internet service provider business
(Internet access and optional services)
(Content services)

- Internet solutions for businesses
(Internet access and optional services)
(Hosting services)
(Co-location service [server housing])
(Sales and support for Internet system structure management)

B.	Operating results of the business to be divided for the year ended March 31, 2003

Net sales	Approximately 6 billion yen

C.	Assets and liabilities of the business to be divided (forecast for April 1, 2004)

(in millions of yen)

Item	Book value
Assets	490
Liabilities	0

5. Effects of business division on MEI’s financial results

A.	Information about Matsushita upon business division

1) Trade name:	Matsushita Electric Industrial Co., Ltd.
2) Principal lines of business:	Manufacture and sale of electronic and electric equipment
3) Principal office:	Kadoma-shi, Osaka, Japan
4) Representative:	Kunio Nakamura, President
5) Capital stock:	No change as a result of this business division
6) Total assets:	No material effect on total assets as a result of this business division
7) Annual financial closing date:	March 31
8) Effect on financial results:	MEI currently expects that the business division will have no material effect on the company’s financial performance.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

# # #

[English summary with full translation of consolidated financial information]

Semi-Annual Report filed with the Japanese

government pursuant to the Securities and Exchange

Law of Japan

For the six months ended

September 30, 2003

Matsushita Electric Industrial Co., Ltd.

Osaka, Japan

Disclaimer Regarding Forward-Looking Statements

This semi-annual report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this semi-annual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this semi-annual report. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

Note:	Certain information that has been previously filed with the SEC in other reports, including English summaries of non-consolidated (parent company alone) financial information, is not included in this English translation.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

I	Corporate Information

(1)	Consolidated Financial Summary

	Yen (millions), except per share amounts
	Six months ended September 30,			Year ended March 31,
	2003	2002	2001	2003	2002
		Restated	Restated		Restated
Net sales	3,639,688	3,620,969	3,465,799	7,401,714	7,073,837
Income (loss) before income taxes	57,254	55,639	(84,413)	68,916	(537,779)
Net income (loss)	23,146	17,599	(68,448)	(19,453)	(427,779)
Total Stockholders’ equity	3,141,471	2,852,076	3,573,782	3,178,400	3,247,860
Total assets	7,749,046	7,671,838	7,740,188	7,834,693	7,768,457
Net assets per share of common stock	1,356.61	1,372.87	1,718.87	1,347.17	1,558.68
Net income (loss) per share of common stock, basic (yen)	9.92	8.47	(32.92)	(8.70)	(206.09)
Net income (loss) per share of common stock, diluted (yen)	9.83	8.42	(32.92)	(8.70)	(206.09)
Stockholders’ equity / total assets (%)	40.5	37.2	46.2	40.6	41.8
Net cash provided by operating activities	204,754	324,917	98,503	698,317	112,946
Net cash provided by (used in) investing activities	(40,493)	95,064	(109,669)	(11,177)	(74,472)
Net cash provided by (used in) financing activities	(136,954)	(216,084)	(96,996)	(442,854)	416
Cash and cash equivalents at end of period	1,176,641	1,121,184	762,845	1,167,470	933,132
Total employees	295,546	291,935	316,753	288,324	291,232

Notes:	1.	The Company’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States.

	2.	From the fiscal year ended March 31, 2003 (fiscal 2003), the Company began consolidating certain previously unconsolidated subsidiaries, primarily overseas subsidiaries of Victor Company of Japan, Ltd., a consolidated subsidiary of the Company, and has restated prior year amounts.

	3.	Net loss in fiscal 2003 represents amounts after subtracting the impact of approximately 22.3 billion yen, attributable to adjustments of net deferred tax assets to reflect the reduction in the statutory income tax rate due to revisions to local enterprise income tax law in Japan on introduction of a new pro-forma standard taxation system in fiscal 2003.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

(2)	Principal Businesses

Matsushita, as a group, is comprised primarily of the parent Matsushita Electric Industrial Co., Ltd. and 380 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Matsushita is engaged in production, sales and service activities in a broad array of business areas.

Upon the introduction of a new business domain-based management system in January 2003, which focuses on global consolidated management by each business domain, from this fiscal period (the first half ended September 30, 2003), the Company changed its business segment classifications from four previous segments: AVC Networks, Home Appliances, Industrial Equipment and Components and Devices, to five new segments: AVC Networks, Home Appliances, Components and Devices, JVC and Other.

The main products and main group companies for each business segment are as follows:

AVC Networks

Video and audio equipment

Videocassette recorders (VCRs), video camcorders and related equipment, digital still cameras, color TVs (CTVs), TV/VCR combination units, high definition TVs (HDTVs), liquid crystal display (LCD) TVs, plasma display panel (PDP) TVs, DVD players/recorders, compact disc (CD) and Mini Disc (MD) players, Secure Digital (SD) audio players, radios, CD radio cassette recorders, tape recorders, portable headphone players, stereo hi-fi and related equipment, AVC-related devices, electronic musical instruments, satellite broadcast receivers and related equipment, compact discs (CDs) and video software, etc.

Information and communications equipment

Facsimile equipment, cordless telephones, cellular phones, PHS-related equipment, personal computers (PCs), printers, copying machines, cathod ray tube (CRT) and liquid crystal displays (LCDs), CD-ROM, DVD-ROM/RAM and other optical disc drives, hard disk drives and other computer peripherals, community antenna/cable TV (CATV) systems, broadcast- and business-use AV systems equipment, large-screen visual equipment, communication network systems equipment, PBXs, traffic-related systems equipment, car audio, car navigation and other car AV equipment, electronic measuring equipment, etc.

The main group companies for video and audio equipment, and information and communications equipment are:

Matsushita Electric Industrial Co., Ltd.

Panasonic Mobile Communications Co., Ltd.

Panasonic Communications Co., Ltd.

Matsushita Kotobuki Electronics Industries, Ltd.

Matsushita Electric Corporation of America

Panasonic AVC Networks Singapore Pte. Ltd.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Home Appliances

Refrigerators, room air conditioners, compressor, home laundry equipment, clothes dryers, vacuum cleaners, air purifiers, electric irons, dishwashers, microwave ovens, rice cookers, induction heating cooking equipment, gas cooking equipment, electric thermos pots, electric fans, electric, gas and kerosene heaters, electric blankets, electrically-heated rugs, kitchen fixture systems, electric, gas and kerosene hot-water supply systems, bath and sanitary equipment, electric lamps, photographic flash units, automatic vending machines, ventilation, air-blowing and air-conditioning equipment, car air conditioners, medical equipment, etc.

The main group companies for Home Appliances are:

Matsushita Electric Industrial Co., Ltd.

Matsushita Refrigeration Company

Matsushita Ecology Systems Co., Ltd.

Guangzhou Matsushita Air-Conditioner Co., Ltd.

Matsushita Refrigeration Industries (S) Pte. Ltd.

Components and Devices

Semiconductors, CRTs, PDPs, electronic circuit components, printed circuit boards (PCBs), transformers, power supplies, coils, capacitors, resistors, tuners, switches, speakers, ceramic components, magnetic recording heads, LCD devices, electric motors, micro motors, dry batteries, storage batteries, solar batteries, battery chargers, nonferrous metals, etc.

The main group companies for Components and Devices are:

Matsushita Electric Industrial Co., Ltd.

Matsushita Electronic Components Co., Ltd.

Matsushita Battery Industrial Co., Ltd.

Matsushita Electronic Components Corporation of America

Matsushita Electric Motor (S) Pte. Ltd.

JVC

VCRs, camcorders, CTVs, stereo hi-fi and related equipment, car audio, DVD players, CD radio cassette recorders, telephones, video projectors, display components, audiovisual software for DVD, CD and video discs/tapes, furniture, etc.

These products are marketed under the brand name of “JVC.”

The main group company for JVC is Victor Company of Japan, Ltd.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

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Other

Electronic-parts-mounting machines, industrial robots, welding machines, electric power distribution equipment, elevators, escalators, bicycles, fire extinguishers, etc.

The main group companies for Other are:

Matsushita Electric Industrial Co., Ltd.

Panasonic Factory Solutions Co., Ltd.

Matsushita Industrial Equipment Co., Ltd.

Matsushita Technology (S) Pte. Ltd.

Tangshan Matsushita Industrial Equipment Co., Ltd.

(3)	New Subsidiaries and Associated Companies

New subsidiaries and associated companies during the first fiscal half, ended September 30, 2003, include the following companies:

Consolidated companies

Wuxi Matsushita Battery Co., Ltd.

Shanghai Matsushita Plasma Display Co., Ltd.

Hangzhou Matsushita Home Appliances & System (Export Processing Zone) Co., Ltd.

Panasonic Communications Zhuhai Co., Ltd.

Companies reflected by the equity method

Matsushita Toshiba Picture Display Co., Ltd.

(4)	Number of Employees by Business Segment (as of September 30, 2003)

Business Segment	Number of employees
AVC Networks	106,581
Home Appliances	51,259
Components and Devices	87,414
JVC	34,989
Other	11,750
Corporate (common)	3,553

Total	295,546

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

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II	The Business

(1)	Operating Results

During the first half of the current fiscal year ending March 31, 2004 (fiscal 2004), the domestic economy in Japan saw modest recoveries in both exports and capital investment by corporations. The domestic economy as a whole, however, continued a trend of instability due to such factors as sluggish sales of seasonal products, a result of an unusually cool summer, and a stronger Japanese yen. Overseas, economies in China and other Asian countries showed steady progress overcoming the effects of the SARS outbreak. Meanwhile, the economic climate in the United States also showed signs of improvement.

Within this environment, Matsushita’s consolidated sales for the first half increased in AVC Networks, particularly digital AV products, and in information and communications equipment such as car electronics equipment, and cellular phones for overseas markets. Sales of factory automation (FA) equipment in the Other segment also increased, while Home Appliances, Components and Devices and JVC recorded decreased sales, compared with the same period last year. Overseas sales remained mostly unchanged from the previous year, adversely affected by the U.S. economic slowdown, while sales in Europe, China and other Asian countries were steady. As a result, consolidated group sales for the first fiscal half increased to 3,639.7 billion yen, up 1% from the same semiannual period last year.

Regarding earnings, despite intense global competition, operating profit for the second quarter increased sharply, benefiting mainly from the success of V-products and the positive effects of various cost reduction initiatives. As a result, operating profit increased to 79.6 billion yen, up 59% from the same six-month period a year ago. Despite losses on the valuation of investment securities of associated companies, income before income taxes increased 3% to 57.3 billion yen from last year’s first half. Net income for the period totaled 23.1 billion yen, up 32% from the comparable year-earlier period.

From the fiscal year ended March 31, 2003 (fiscal 2003), the Company began consolidating certain previously unconsolidated subsidiaries, primarily overseas subsidiaries of Victor Company of Japan, Ltd., a consolidated subsidiary of the Company, and has thus restated prior years amounts.

In order to be consistent with financial reporting practices generally accepted in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. Under accounting principles generally accepted in the United States of America, certain additional charges (such as impairment and restructuring charges) are included as part of operating profit in the consolidated statements of operations.

The Company’s first half consolidated results by reclassified product category, as compared with restated prior year results, are summarized as follows:

AVC Networks

AVC Networks sales increased 3% to 1,827.9 billion yen. Within this segment, strong sales were recorded in such digital AV products as flat-panel TVs and DVD recorders, but sales declined in VCRs, CRT TVs and audio equipment.

In information and communications equipment, solid sales of automotive electronics, and cellular phones in overseas markets were more than sufficient to offset setbacks in hard disk drives.

Segment profit increased 123% to 58.3 billion yen. This improvement was mainly due to the aforementioned sales increases of digital AV equipment, car electronics equipment, and cellular phones in overseas market.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

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Home Appliances

Sales of Home Appliances edged down 1% to 604.0 billion yen. Although washing machines and microwave ovens recorded sales gains, sales of compressors, air conditioners and electric fans in the domestic market were negatively affected by a cool summer, resulting in lower sales overall.

Segment profit decreased 12% to 19.0 billion yen, mainly as a result of lower sales due to the cool summer in Japan and price competition.

Components and Devices

Sales of Components and Devices decreased 2% to 826.5 billion yen. Sales of semiconductors and LCDs increased from the same period a year ago, but sales declines in general components and electronic tubes resulted in overall lower sales.

Mainly as a result of the strong sales in semiconductors and recovering profitability of the battery business, segment profit increased 56% to 25.8 billion yen.

JVC

Sales for the JVC segment (Victor Company of Japan and its subsidiaries) totaled 409.4 billion yen, down 5% from last year’s first half. This decline was mainly attributable to sluggish sales of conventional AV equipment in Japan and the Americas, despite solid sales of business-use equipment.

Segment profit increased 15% to 10.1 billion yen mainly as a result of cost reductions and profit improvements in the Software & Media business.

Other

Sales for the Other segment increased 19% to 476.1 billion yen. Strong sales of FA equipment was the main reason for the sharp increase.

Segment profit decreased 27% to 7.2 billion yen, however, mainly as a result of intense price competition.

First-half results by domestic and overseas company location are as follows:

Japan

Sales in Japan increased 1% to 2,701.5 billion yen, mainly as a result of strong domestic and export sales of information and communications equipment and FA equipment. Due mainly to sales gains in information and communications equipment, domestic profit rose 41% to 61.9 billion yen.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

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Americas

Although growth was recorded in sales of car electronics equipment, slow sales in Home Appliances and Components and Devices resulted in an overall 9% decrease in sales to 655.5 billion yen. Operating profit for the Americas was also down, declining 13% from the previous year’s first half, to 10.3 billion yen, mainly as a result of sluggish sales of Home Appliances.

Europe

Strong sales were recorded in this region for information and communications equipment, such as cellular phones, and Home Appliance, despite sluggish sales of Components and Devices. This resulted in a 15% overall sales increase to 483.0 billion yen, while profit rose to 4.6 billion yen up 10%, due mainly to sales increases in information and communications equipment.

Asia and Others

Sales in Asia and Others were down due mainly to restructuring of the PC-use HDD business and weak sales of Components and Devices. However, in China, significant sales increases were recorded in cellular phones. Overall, sales in this region increased 4% to 1,098.9 billion yen. Primarily as a result of the sales gains in information and communications equipment, profit increased 10% to 43.5 billion yen.

(2)	Cash Flows

Cash flows from operating activities

Net cash provided by operating activities in the first half of fiscal 2004 amounted to 204.8 billion yen, compared with 324.9 billion yen in the first half of last year. This was primarily attributable to an increase in inventories and a decrease of trade payables’ increase due to the effect of extended payment terms last year, while net income in the first half of fiscal 2004 increased.

Cash flows from investing activities

Net cash used in investing activities amounted to 40.5 billion yen, compared with net cash provided by investing activities of 95.1 billion yen in the earlier six-month period, mainly due to an increase in capital expenditures and a decrease in cash provided from time deposits.

Cash flows from financing activities

Net cash used in financing activities was 137.0 billion yen, compared with 216.1 billion yen in the first half of last year. This was primarily due to a decrease in repayments of long-term debt.

All these activities, after subtracting 18.1 billion yen for the effects of exchange rate changes, resulted in a net increase of 9.2 billion yen in cash and cash equivalents during the first half of fiscal 2004. Cash and cash equivalents at the end of this first half totaled 1,176.6 billion yen.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

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(3)	Corporate Management Strategies and Challenges

With the continuing advances in digital networking, society is becoming increasingly complex. To enhance its contribution to society in this new era, Matsushita introduced its three-year management plan, “Value Creation 21” with a theme of “deconstruction” (restructuring) and “creation” (growth strategy) in April 2001, aiming at transforming Matsushita into a lean and agile “Super Manufacturing Company” for the 21st century. To this end, the Company has implemented various initiatives aimed at establishing new business models to create a value chain between devices, finished products, and services. As part of Value Creation 21, the Company has thus far implemented various structural reforms, including reforms of the domestic consumer sales and distribution structure, manufacturing reforms, research, development and design (R&DD) reforms and employment restructuring.

Beginning in January 2003, Matsushita launched a new groupwide organizational structure with business domain companies designated as strategic units, to eliminate duplication of businesses within the Matsushita group. With this new organizational structure, business domain companies are responsible for R&D, manufacturing and sales within their respective clearly defined business areas, thereby allowing them to fully achieve growth strategies. Furthermore, from fiscal 2004, the Company also inaugurated a management system that focuses on two business performance evaluation standards for each business domain company –– Capital Cost Management (CCM), which measures capital efficiency, and cash flows, which indicates a company’s ability to generate cash. These standards are more closely related to those used by capital markets, and are intended to result in management that increases corporate value.

‹Major Activities Undertaken in Fiscal 2004›

In line with the Company’s shift in focus to achieving growth, in the current fiscal year (fiscal 2004), each business domain company is actively implementing management initiatives based on the above-mentioned new management structure and system. The Company has also designated this year as one in which it will “redeclare its founding,” or in other words, return to the principles upon which the Company was founded, to better contribute to society in the 21st century. The following are initiatives implemented this year to establish solid pillars of management and contribute to overall business results:

1.    V-products

V-products introduced last year have resulted in overall increased market share. For fiscal 2004, Matsushita has selected 90 new V-products that are expected to surpass last year’s models in both quality and quantity. It expects sales for these to reach approximately 1.2 trillion yen. To maximize opportunities in the worldwide market, Matsushita is utilizing global simultaneous product introductions. The Company has already achieved success with V-products introduced so far, including a full lineup of DVD recorders and flat-panel TVs in the digital AV equipment field, as well as achieving positive results for V-products in Home Appliances, Components and Devices, and Other segments.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

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2.    R&D Strategy

Through selection of key technology areas, Matsushita will accelerate strategic concentration of R&D management resources, including engineering and development staff. By doing so, Matsushita will step up the development of “black box” technologies to keep the Company apart from the competition. Matsushita will leverage the benefits from these initiatives to increase product competitiveness. Matsushita will also contribute to the realization of a ubiquitous networking society by developing new technologies, beginning with core device technologies in the digital AV equipment area and supporting business expansion in the networkable appliances and service business areas with “easy networking ideas” as the key word.

3.    Global Strategy

Matsushita will implement various initiatives to strengthen overseas operations, aiming at greater sales growth, and an operating profit amounting to at least 60% of Matsushita’s consolidated total. Beginning with electric motor operations, which are being strengthened through expansion initiatives in China and alliances, and refrigerator operations that focus on hydrofluorocarbon (HFC)-free models and supporting components, Matsushita is establishing an optimum global manufacturing structure. The Company is also aiming to increase sales through such initiatives as simultaneous global product introductions of strategic products. The Company will, in particular, accelerate operations in China under the key concepts of “localization,” “integration” and “cooperation,” aiming for a 1 trillion yen business on a groupwide basis in 2005.

4.    Global Brand Strategy

Matsushita positioned the “Panasonic” brand as a globally unified brand for overseas markets under the slogan “Panasonic ideas for life.” Matsushita will focus its marketing resources on this brand overseas in order to more effectively promote the Company’s wide range of products. By promoting a Panasonic brand that has developed a reputation in the U.S. and Europe as one of dependability and advanced technology, the Company aims to increase corporate value.

(4)	Research and Development

The Matsushita Group’s research and development activities are based upon the basic concept that every R&D effort must contribute to the benefit of humankind, combining development, manufacturing and sales activities with close collaboration between all business areas. The activities range broadly from basic research to product development and production engineering.

Currently, the principal R&D activities of the Company are conducted by the Advanced Technology Research Laboratories, which focus on the development of basic and long-term prospective technology of the Group, and by several other corporate R&D centers which are engaged in development of technologies in such priority areas as multimedia systems-related technology and device/environmental/energy-related technologies.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

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Furthermore, the Semiconductor Development Division is actively promoting, among other things, the development of system LSIs as the Company’s strategic key-devices essential for the multimedia businesses. Regarding production engineering, the Corporate Production Engineering Division is responsible for research and development of new manufacturing technologies as well as mechanical engineering technologies, thus giving extensive support to all manufacturing operations in Japan and overseas. Closely linked to these laboratories are activities of R&D divisions or centers at each internal divisional company or subsidiary and of development and designing divisions at various product divisions, both engaged in development of new products and new models in respective product areas. The Company is also actively seeking global collaboration in R&D functions to address global and regional market needs through a network of overseas R&D laboratories in the United States, Europe and Asia.

Matsushita’s R&D expenditures for the first half of the fiscal year 2004 totaled 277,655 million yen.

The following is the breakdown of R&D expenditures by business segment:

Business Segment	Yen (millions)
AVC Networks	140,927
Home Appliances	27,964
Components and Devices	78,640
JVC	22,199
Other	6,147
Other R&D expenditures	1,778

Total	277,655

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

III	Property, Plant and Equipment

(1)	Capital Investment

During the first half ended September 30, 2003, the Company invested a total of 121,880 million yen in property, plant and equipment, with emphasis on production facilities in such strategically important areas as digital AV products, information equipment, mobile communications equipment and key components and devices. The breakdown of capital investment by business segment is as follows:

Business Segment	Yen (millions)
AVC Networks	31,469
Home Appliances	10,343
Components and Devices	63,097
JVC	7,326
Other	2,016
Subtotal	114,251
Corporate	7,629

Total	121,880

The main emphasis of capital investment was as follows:

AVC Networks	:	New digital AV, information equipment and mobile communications products, increase of production and rationalization
Home Appliances	:	New home appliance products and rationalization
Components and Devices	:	New semiconductors and electronic components
JVC	:	New digital AV, software for DVD related products and rationalization
Other	:	Rationalization in FA equipment facilities

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

IV	Shares and Shareholders

(1)	Shares of common stock issued as of September 30, 2003: 2,453,051,029 shares

The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan. Overseas listings include the New York, Pacific, Euronext Amsterdam, Euronext Paris, Frankfurt and Dusseldorf stock exchanges.

(2)	Capital (amount of stated capital) at the end of September 2003: 258,738 million yen

(3)	Major Shareholders

	As of September 30, 2003
Name of Shareholder	Share ownership (in thousands of shares)	Percentage of total issued
Japan Trustee Services Bank (trust account)	147,718	6.02%
The Master Trust Bank of Japan, Ltd. (trust account)	146,073	5.95
Moxley & Co.	128,756	5.24
Sumitomo Mitsui Banking Corporation	70,648	2.88
Nippon Life Insurance Co.	67,796	2.76
Matsushita Investment & Development Co., Ltd.	56,949	2.32
Sumitomo Life Insurance Co.	54,212	2.20
Matsushita Electric Industrial Employee Shareholding Association	35,640	1.45
Mitsui Sumitomo Insurance Co., Ltd.	35,106	1.43
UFJ Trust Bank Ltd. (trust account A)	32,770	1.33

Total of above top 10 shareholders	775,671	31.62%

(4)	Stock Price

The following table sets forth the monthly reported high and low sales prices of the Company’s common stock on the Tokyo Stock Exchange for the first half of fiscal 2004, ending March 31 2004:

	Yen
	April	May	June	July	August	September
High	1,054	1,132	1,202	1,494	1,500	1,590
Low	860	942	1,097	1,184	1,372	1,327

V	Financial Statements

Index of Consolidated Financial Statements of Matsushita Electric Industrial Co., Ltd. and Subsidiaries:

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

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Consolidated Balance Sheets

September 30, 2003 and 2002 and March 31, 2003

	Yen (millions)
	September 30,		March 31,
	2003	2002	2003
Assets		Restated- Note (2)
Current assets:
Cash and cash equivalents	1,176,641	1,121,184	1,167,470
Time deposits	358,057	366,405	395,559
Short-term investments (Note 4)	2,836	5,110	1,196
Trade receivables:
Notes	64,909	71,093	67,440
Accounts (Note 5)	1,077,814	1,073,439	1,132,508
Allowance for doubtful receivables	(51,483)	(44,784)	(53,043)

Net trade receivables	1,091,240	1,099,748	1,146,905

Inventories (Note 3)	871,044	940,735	783,262
Other current assets	504,009	484,202	491,786

Total current assets	4,003,827	4,017,384	3,986,178

Noncurrent receivables (Note 5)	294,955	308,747	299,239
Investments and advances (Note 4)	1,023,825	1,136,447	1,020,137
Property, plant and equipment (Note 5):
Land	259,586	226,123	264,148
Buildings	1,263,742	1,297,039	1,280,448
Machinery and equipment	2,776,361	3,003,360	2,840,184
Construction in progress	60,322	55,739	64,792

	4,360,011	4,582,261	4,449,572
Less accumulated depreciation	3,098,470	3,231,867	3,150,677

Net property, plant and equipment	1,261,541	1,350,394	1,298,895

Other assets:
Goodwill	412,873	98,205	410,627
Intangibles assets	73,189	68,620	74,810
Other assets	678,836	692,041	744,807

Total other assets	1,164,898	858,866	1,230,244

	7,749,046	7,671,838	7,834,693

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2003 and 2002 and March 31, 2003

	Yen (millions)
	September 30,		March 31,
	2003	2002	2003
Liabilities and Stockholders’ Equity		Restated- Note (2)
Current liabilities:
Short-term borrowings, including current portion of long-term debt	314,130	304,674	333,686
Trade payables:
Notes	38,769	32,288	34,218
Accounts	699,887	653,136	693,066

Total trade payables	738,656	685,424	727,284

Accrued income taxes	42,199	33,069	33,499
Accrued payroll	121,687	122,731	150,095
Other accrued expenses	730,176	748,047	683,569
Deposits and advances from customers	102,343	111,886	100,469
Employees’ deposits	126,903	128,295	125,024
Other current liabilities	412,665	377,694	417,206

Total current liabilities	2,588,759	2,511,820	2,570,832

Noncurrent liabilities:
Long-term debt	550,362	703,515	588,202
Retirement and severance benefits	1,340,583	1,174,420	1,375,143
Other liabilities	8,476	4,921	11,939

Total noncurrent liabilities	1,899,421	1,882,856	1,975,284

Minority interests	119,395	425,086	110,177
Stockholders’ equity:
Common stock	258,738	258,738	258,738
Capital surplus	1,226,265	682,374	1,219,686
Legal reserve	82,798	83,437	80,700
Retained earnings	2,438,354	2,479,351	2,432,052
Accumulated other comprehensive income (loss):
Cumulative translation adjustments	(240,601)	(144,202)	(161,124)
Unrealized holding gains (losses) of available-for-sale securities (Note 4)	36,006	8,362	(18,082)
Unrealized gains (losses) of derivative instruments (Note 9)	1,568	(798)	(1,090)
Minimum pension liability adjustments	(496,126)	(412,556)	(525,346)

Total accumulated other comprehensive income (loss) (Note 4 and 9)	(699,153)	(549,194)	(705,642)

Treasury stock, at cost	(165,531)	(102,630)	(107,134)

Total stockholders’ equity	3,141,471	2,852,076	3,178,400
Commitments and contingent liabilities (Note 10)

	7,749,046	7,671,838	7,834,693

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

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Consolidated Statements of Operations

Six months ended September 30, 2003 and 2002 and year ended March 31, 2003

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2003	2002	2003
		Restated- Note (2)
Revenues:
Net sales	3,639,688	3,620,969	7,401,714
Interest income	9,809	12,187	22,267
Dividends received	3,558	2,267	4,506
Other income (Note 8)	36,501	39,149	64,677

Total revenues	3,689,556	3,674,572	7,493,164
Costs and expenses:
Cost of sales	2,584,096	2,599,473	5,323,605
Selling, general and administrative expenses	975,986	971,490	1,951,538
Interest expense	13,888	17,824	32,805
Other deductions (Note 8)	58,332	30,146	116,300

Total costs and expenses	3,632,302	3,618,933	7,424,248

Income before income taxes	57,254	55,639	68,916
Provision for income taxes:
Current	41,931	31,311	51,704
Deferred	(19,584)	4,070	19,572

	22,347	35,381	71,276

Income (loss) before minority interests and equity in earnings (losses) of associated companies	34,907	20,258	(2,360)
Minority interests	8,216	(980)	5,505
Equity in earnings (losses) of associated companies	(3,545)	(3,639)	(11,588)

Net income (loss)	23,146	17,599	(19,453)

	Yen
Net income (loss) per share of common stock (Notes 7)
Basic	9.92	8.47	(8.70)
Diluted	9.83	8.42	(8.70)

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

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Consolidated Statements of Retained Earnings

Six months ended September 30, 2003 and 2002 and year ended March 31, 2003

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2003	2002	2003
		Restated- Note (2)
Retained earnings:
Balance at beginning of period	2,432,052	2,470,356	2,470,356
Net income (loss)	23,146	17,599	(19,453)
Cash dividends	(14,746)	(7,814)	(20,798)
Transfer from (to) legal reserve	(2,098)	(790)	1,947

Balance at end of period	2,438,354	2,479,351	2,432,052

Disclosure of comprehensive income (loss):
Net income (loss)	23,146	17,599	(19,453)
Other comprehensive income (loss), net of tax:
Translation adjustments	(79,477)	(89,081)	(106,003)
Unrealized holding gains (losses) of available-for-sale securities (Note 4)	54,088	(42,450)	(68,894)
Unrealized gains (losses) of derivative instruments	2,658	(926)	(1,218)
(Note 9)
Minimum pension liability adjustments	29,220	(262,194)	(374,984)

Total comprehensive income (loss)	29,635	(377,052)	(570,552)

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

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Consolidated Statements of Cash Flows

Six months ended September 30, 2003 and 2002 and year ended March 31, 2003

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2003	2002	2003
		Restated- Note (2)
Cash flows from operating activities:
Net income (loss)	23,146	17,599	(19,453)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	134,550	150,724	302,141
Net gain on sale of investments	(9,287)	(1,087)	(93)
Provision for doubtful receivables	4,002	4,653	17,621
Deferred income taxes	(19,584)	4,070	19,572
Write-down of investment securities	48,011	3,765	52,611
Impairment loss on long-lived assets	—	2,375	2,375
Minority interests	8,216	(980)	5,505
(Increase) decrease in trade receivables	28,626	(14,664)	(72,604)
(Increase) decrease in inventories	(111,963)	(66,295)	82,573
(Increase) decrease in other current assets	(28,304)	(1,323)	27,996
Increase (decrease) in trade payables	30,923	128,702	162,378
Increase (decrease) in accrued income taxes	9,547	4,475	4,960
Increase (decrease) in accrued expenses and other current liabilities	35,940	86,113	79,252
Increase (decrease) in retirement and severance benefits	22,894	8,346	16,622
Other	28,037	(1,556)	16,861

Net cash provided by operating activities	204,754	324,917	698,317

Cash flows from investing activities:
Proceeds from sale of short-term investments	—	4,516	10,523
Purchase of short-term investments	(765)	(878)	—
Proceeds from disposition of investments and advances	50,219	57,537	121,001
Increase in investments and advances	(25,839)	(43,186)	(80,774)
Capital expenditures	(131,225)	(109,907)	(246,603)
Proceeds from disposals of property, plant and equipment	37,752	22,635	58,270
(Increase) decrease in finance receivables	8,546	17,117	29,158
(Increase) decrease in time deposits	17,265	133,031	96,371
Other	3,554	14,199	877

Net cash provided by (used in) investing activities	(40,493)	95,064	(11,177)

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six months ended September 30, 2003 and 2002 and year ended March 31, 2003

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2003	2002	2003
		Restated- Note (2)
Cash flows from financing activities:
Decrease in short-term borrowings	(5,999)	(39,502)	(106,630)
Increase (decrease) in deposits and advances from customers and employees	4,466	(6,122)	(20,589)
Proceeds from long-term debt	23,009	75,000	122,288
Repayments of long-term debt	(83,370)	(221,722)	(293,088)
Dividends paid	(14,746)	(7,814)	(20,798)
Dividends paid to minority interests	(3,699)	(5,479)	(8,267)
Repurchase of common stock	(58,397)	(10,445)	(115,770)
Other	1,782	—	—

Net cash used in financing activities	(136,954)	(216,084)	(442,854)

Effect of exchange rate changes on cash and cash equivalents	(18,136)	(15,845)	(9,948)

Net increase in cash and cash equivalents	9,171	188,052	234,338
Cash and cash equivalents at beginning of period	1,167,470	933,132	933,132

Cash and cash equivalents at end of period	1,176,641	1,121,184	1,167,470

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2003 and 2002 and March 31, 2003

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Matsushita Electric Industrial Co., Ltd. (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology. Most of the Company’s products are marketed under “Panasonic” and several other trade names, including “National,” “Technics,” “Quasar,” “Victor” and “JVC.”

Sales for the six months ended September 30, 2003 were categorized as follows: AVC Networks—47%, (Video and audio equipment 18%, Information and communications equipment 29%), Home Appliances—16%, Components and Devices—16%, JVC 11% and Other 10%. A sales breakdown by geographical market was as follows: Japan—46%, North and South America—19%, Europe—14%, and Asia and Others—21%.

The Company is not dependent on a single supplier, and has no significant difficulty in obtaining raw materials from suppliers.

(b)	Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform with accounting principles generally accepted in the United States of America.

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated on consolidation.

Investments in associated companies, including the companies in which the Company’s ownership is 20% to 50% and corporate joint ventures, are stated at their underlying net equity value after elimination of intercompany profits.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured.

(e)	Leases

A subsidiary of the Company leases machinery and equipment. Leases of such assets are principally accounted for as direct financing leases and included in “Trade receivables—Accounts” and “Noncurrent receivables” in the accompanying consolidated balance sheets.

(f)	Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

(g)	Foreign Currency Translation

Foreign currency financial statements are translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation,” under which all assets and liabilities are translated into yen at period-end rates and income and expense accounts are translated at weighted average rates. Adjustments resulting from the translation of financial statements are reflected under the caption, “Accumulated other comprehensive income (loss),” a separate component of stockholders’ equity.

(h)	Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method based on the following estimated useful lives:

Buildings	5 to 50 years
Machinery and equipment	2 to 10 years

(i)	Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. The Company adopted the provisions of SFAS No. 142 for the fiscal year beginning April 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, and are instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” SFAS No. 142 required the Company to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. The results of this assessment did not require the Company to recognize an impairment loss.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(j)	Investments in Available-for-Sale Securities

The Company accounts for debt and equity securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

SFAS No. 115 requires that certain investments in debt and equity securities be classified as held-to-maturity, trading, or available-for-sale securities. The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale. Available-for-sale securities are carried at fair value with unrealized holding gains or losses included as a component of accumulated other comprehensive income (loss), net of applicable taxes.

Individual securities classified as available-for-sale are reduced to net realizable value by a charge to earnings for other than temporary declines in fair value. Realized gains and losses are determined on the average cost method and are reflected in earnings.

(k)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

(l)	Advertising

Advertising costs are expensed as incurred.

(m)	Net Income (Loss) per Share

The Company accounts for net income (loss) per share in accordance with SFAS No. 128, “Earnings per Share.” This Statement establishes standards for computing net income (loss) per share and requires dual presentation of basic and diluted net income (loss) per share on the face of the statements of operations for all entities with complex capital structures.

Under SFAS No. 128, basic net income (loss) per share is computed based on the weighted average number of common shares outstanding during each period, and diluted net income (loss) per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(n)	Cash Equivalents

Cash equivalents include all highly liquid debt instruments purchased with a maturity of three months or less.

(o)	Derivative Financial Instruments

Derivative financial instruments utilized by the Company and its subsidiaries are comprised principally of foreign exchange contracts, interest rate swaps and commodity futures used to hedge currency risk, interest rate risk and commodity price risk.

The Company adopts SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB statement No. 133,” and recognizes derivatives in the consolidated balance sheets at their fair value in “Other current assets,” “Other assets,” “Other current liabilities” or “Other liabilities.” On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. Changes in the fair value of derivative instruments that are not designated as part of a hedging relationship are reported in current period earnings.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(p)	Impairment of Long-Lived Assets

The Company adopted SFAS No. 144 for the fiscal year beginning April 1, 2002. The adoption of SFAS No. 144 did not affect the Company’s consolidated financial statements. SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations.

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(q)	Stock-Based Compensation

The Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock option plans described.

As the option price at the date of grant exceeded the fair market value of common stock, no compensation costs have been recognized in connection with the plans. If the accounting provision of SFAS No. 123, “Accounting for Stock-Based Compensation,” had been adopted, the impact on the Company’s net income (loss) for the six months ended September 30, 2003 and 2002 and the year ended March 31, 2003 would not be material.

(r)	Product Warranties

A Liability for the estimated product warranty related cost is established at the time revenue is recognized and is included in “Other accrued expenses.” Estimates for accrued warranty cost are primarily based on historical experience and current information on repair costs.

(s)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(t)	Reclassifications

Certain reclassifications have been made to the financial statements for the six months ended September 30, 2002 to conform with the presentation used for the six months ended September 30, 2003.

(2)	Restatement of Consolidated Financial statements

During the year ended March 31, 2003, the Company began consolidating certain previously unconsolidated subsidiaries, primarily overseas subsidiaries of Victor Company of Japan, Ltd., a consolidated subsidiary of the Company, due to the increased materiality of these subsidiaries. The decision to consolidate these subsidiaries was also consistent with the Company’s new domain-based global consolidated management policy implemented through the groupwide business and organizational restructuring in January 2003. As a result of the consolidation of these subsidiaries, the consolidated financial statements of all prior periods presented have been restated.

As a result of the restatement, net income for the period ended September 30, 2002 decreased by 247 million yen. Net income per share for the period ended September 30, 2002 decreased by 0.12 yen. Stockholders’ equity as of September 30, 2002 increased by 1,712 million yen.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The effect of the restatement on the consolidated balance sheet as of September 30, 2002 is as follows:

	Yen (millions)
	September 30, 2002
Assets	Previously reported	Restated
Current assets:
Cash and cash equivalents	1,090,891	1,121,184
Time deposits	361,300	366,405
Short-term investments	5,110	5,110
Trade receivables:
Notes	67,303	71,093
Accounts	1,020,334	1,073,439
Allowance for doubtful receivables	(41,247)	(44,784)

Net trade receivables	1,046,390	1,099,748

Inventories	862,886	940,735
Other current assets	475,522	484,202

Total current assets	3,842,099	4,017,384

Noncurrent receivables	308,747	308,747
Investments and advances	1,217,016	1,136,447
Property, plant and equipment:
Land	217,200	226,123
Buildings	1,255,473	1,297,039
Machinery and equipment	2,924,531	3,003,360
Construction in progress	54,592	55,739

	4,451,796	4,582,261
Less accumulated depreciation	3,150,927	3,231,867

Net property, plant and equipment	1,300,869	1,350,394

Other assets:
Goodwill	98,169	98,205
Intangibles assets	66,709	68,620
Other assets	695,130	692,041

Total other assets	860,008	858,866

	7,528,739	7,671,838

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The effect of the restatement on the consolidated balance sheet as of September 30, 2002 is as follows:

	Yen (millions)
	September 30, 2002
Liabilities and Stockholders’ Equity	Previously reported	Restated
Current liabilities:
Short-term borrowings, including current portion of long-term debt	251,796	304,674
Trade payables:
Notes	30,412	32,288
Accounts	630,455	653,136

Total trade payables	660,867	685,424

Accrued income taxes	29,692	33,069
Accrued payroll	118,294	122,731
Other accrued expenses	719,913	748,047
Deposits and advances from customers	110,088	111,886
Employees’ deposits	128,295	128,295
Other current liabilities	373,921	377,694

Total current liabilities	2,392,866	2,511,820

Noncurrent liabilities:
Long-term debt	689,311	703,515
Retirement and severance benefits	1,170,484	1,174,420
Other liabilities	3,793	4,921

Total noncurrent liabilities	1,863,588	1,882,856

Minority interests	421,921	425,086
Stockholders’ equity:
Common stock	258,738	258,738
Capital surplus	682,374	682,374
Legal reserve	83,127	83,437
Retained earnings	2,471,222	2,479,351
Accumulated other comprehensive income (loss):
Cumulative translation adjustments	(137,544)	(144,202)
Unrealized holding gains (losses) of available-for-sale securities	8,431	8,362
Unrealized gains (losses) of derivative instruments	(798)	(798)
Minimum pension liability adjustments	(412,556)	(412,556)

Total accumulated other comprehensive income (loss)	(542,467)	(549,194)

Treasury stock, at cost	(102,630)	(102,630)

Total stockholders’ equity	2,850,364	2,852,076
Commitments and contingent liabilities

	7,528,739	7,671,838

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The effect of the restatement on the consolidated statements of operations for the six months ended September 30, 2002 is as follows:

	Yen (millions)
	September 30, 2002
	Previously reported	Restated
Revenues:
Net sales	3,537,223	3,620,969
Interest income	11,914	12,187
Dividends received	3,522	2,267
Other income	39,135	39,149

Total revenues	3,591,794	3,674,572
Costs and expenses:
Cost of sales	2,524,852	2,599,473
Selling, general and administrative expenses	967,002	971,490
Interest expense	16,772	17,824
Other deductions	28,839	30,146

Total costs and expenses	3,537,465	3,618,933

Income before income taxes	54,329	55,639
Provision for income taxes:
Current	28,750	31,311
Deferred	5,273	4,070

	34,023	35,381

Income before minority interests and equity in earnings (losses) of associated companies	20,306	20,258
Minority interests	(1,027)	(980)
Equity in earnings (losses) of associated companies	(3,487)	(3,639)

Net income	17,846	17,599

	Yen
Net income per share of common stock
Basic	8.59	8.47
Diluted	8.53	8.42

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The effect of the restatement on the consolidated statements of cash flows for the six months ended September 30, 2002 is as follows:

	Yen (millions)
	September 30, 2002
	Previously Reported	Restated
Net cash provided by operating activities	334,421	324,917
Net cash provided by investing activities	94,785	95,064
Net cash used in financing activities	(224,159)	(216,084)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Inventories

Inventories at September 30, 2003 and 2002 and March 31, 2003 are summarized as follows:

	Yen (millions)
	September 30,		March 31,
	2003	2002	2003
Finished goods	475,522	516,607	426,834
Work in process	148,944	153,687	129,180
Raw materials	246,578	270,441	227,248

	871,044	940,735	783,262

(4)	Investments in Available-for-Sale Securities

The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, net unrealized holding gain (loss) of available-for-sale securities included in short-term investments and investments and advances at September 30, 2003 and 2002 and March 31, 2003 are as follows:

	Yen (millions)
	September 30, 2003
	Cost	Fair value	Net unrealized holding gain (loss)
Current:
Equity securities	—	—	—
Bonds	1,004	1,006	2
Other	1,830	1,830	—

	2,834	2,836	2

Noncurrent:
Equity securities	228,391	323,386	94,995
Bonds	21,227	21,001	(226)
Other	10,922	10,888	(34)

	260,540	355,275	94,735

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	September 30, 2002
	Cost	Fair value	Net unrealized holding gain (loss)
Current:
Equity securities	—	—	—
Bonds	6	6	—
Other	5,104	5,104	—

	5,110	5,110	—

Noncurrent:
Equity securities	286,600	340,469	53,869
Bonds	49,669	49,228	(441)
Other	19,751	19,933	182

	356,020	409,630	53,610

	Yen (millions)
	March 31, 2003
	Cost	Fair value	Net unrealized holding gain (loss)
Current:
Equity securities	—	—	—
Bonds	4	4	—
Other	1,192	1,192	—

	1,196	1,196	—

Noncurrent:
Equity securities	242,946	254,032	11,086
Bonds	23,663	22,914	(749)
Other	10,851	10,670	(181)

	277,460	287,616	10,156

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Leases

The Company and its subsidiaries have operating leases for certain machinery and equipment. Future minimum lease payments under operating leases at September 30, 2003 are as follows:

Yen (millions)
Due within 1 year	28,487
Due after 1 year within 2 years	28,382
Due after 2 years within 3 years	27,655
Due after 3 years within 4 years	29,183
Due after 4 years within 5 years	219
Thereafter	53

Total minimum lease payments	113,979

A subsidiary of the Company leases machinery and equipment. Leases of such assets are principally accounted for as direct financing leases.

The aggregate annual maturities of the investments in financing leases after September 30, 2003 are as follows:

Yen (millions)
Due within 1 year	138,940
Due after 1 year within 2 years	106,525
Due after 2 years within 3 years	74,871
Due after 3 years within 4 years	45,978
Due after 4 years within 5 years	24,607
Thereafter	8,344

Total minimum lease payments to be received	399,265

(6)	Net Assets per Share

Net assets per share as of September 30, 2003 and 2002 and March 31, 2003 are as follows:

	Yen
	September 30,		March 31,
	2003	2002	2003
Net assets per share	1,356.61	1,372.87	1,347.17

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Net Income (Loss) per Share

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computation for the six months ended September 30, 2003 and 2002 and for the year ended March 31, 2003 are as follows:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2003	2002	2003
Net income (loss) available to common stockholders	23,146	17,599	(19,453)
Effect of assumed conversions:
Convertible bonds, due 2004, interest 1.4%	398	398	—

Diluted net income (loss)	23,544	17,997	(19,453)

	Number of shares
	Six months ended September 30,		Year ended March 31,
	2003	2002	2003
Average common shares outstanding	2,333,674,358	2,077,820,545	2,234,968,907
Dilutive effect of assumed conversions:
Convertible bonds, due 2004, interest 1.4%	60,334,568	60,334,568	—

Diluted common shares outstanding	2,394,008,926	2,138,155,113	2,234,968,907

	Yen
	Six months ended September 30,		Year ended March 31,
	2003	2002	2003
Net income (loss) per share:
Basic	9.92	8.47	(8.70)
Diluted	9.83	8.42	(8.70)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Supplementary Information to the Statements of Operations and Cash Flows

Included in other deductions of costs and expenses for the six months ended September 30, 2003 and 2002 and for the year ended March 31, 2003 is a loss of 869 million yen, 11,311 million yen, and 12,476 million yen, respectively, associated with the implementation of the early retirement programs.

A write-down of 48,011 million yen, 3,765 million yen and 52,611 million yen on investment securities mainly reflecting the aggravated condition of the Japanese stock market is included in other deductions of costs and expenses for the six months ended September 30, 2003 and 2002 and for the year ended March 31, 2003, respectively.

Included in other income of revenues for the six months ended September 30, 2002 is a gain of 10,805 million yen associated with the sale of Panasonic Disc Services Corporation.

Income taxes and interest expenses paid and noncash investing and financing activities for the six months ended September 30, 2003 and 2002 and for the year ended March 31, 2003 are as follows:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2003	2002	2003
a) Cash paid:
Interest	12,488	13,471	32,587
Income taxes	32,384	26,836	46,744
b) Noncash investing and financing activities:
Conversion of bonds	—	2	2
Capital transactions by consolidated and associated companies	—	475	650
Stock provided under exchange offering	6,579	—	638,308
Contribution of assets and liabilities to associated companies	3,278	20,960	31,740

(9)	Derivatives and Hedging Activities

The Company and its subsidiaries operate internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates, interest rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company and some of its subsidiaries to hedge these risks are comprised principally of foreign exchange contracts, interest rate swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for any purposes other than hedging.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Gains and losses related to derivative instruments are classified in other income (deductions) in the consolidated statements of operations. The amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the six months ended September 30, 2003 and 2002 and the year ended March 31, 2003. Amounts included in accumulated other comprehensive income (loss) at September 30, 2003 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company and its subsidiaries are exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

(10)  Commitments and Contingent Liabilities

Contingent liabilities at September 30, 2003 and 2002 and March 31, 2003 for discounted export bills of exchange and guarantees of loans amounted to approximately 46,450 million yen, 70,981 million yen and 52,155 million yen, respectively, including 41,030 million yen, 56,580 million yen and 46,935 million yen, respectively, for loans guaranteed principally on behalf of associated companies and customers.

(11)  Segment Information

In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance. In January 2003, Matsushita launched a new business domain-based organizational structure, followed by the introduction of a new groupwide management system effective from April 1, 2003.

The Company has reclassified its previous four business segments: AVC Networks, Home Appliances, Industrial Equipment, and Components and Devices into five new segments effective April 1, 2003. The five new segments are: “AVC Networks”, “Home Appliances”, “Components and Devices”, “JVC”, and “Other”. Business segments correspond to categories of activity classified primarily by markets, products and brand names. Accordingly, the figures of all prior periods presented have been restated. “AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes home appliances and household equipment. “Components and Devices” includes electronic components, semiconductors, electric motors and batteries. “JVC” includes products marketed under the brand name of JVC or Victor. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Information by segment for the six months ended September 30, 2003 and 2002 and for the year ended March 31, 2003 is shown in the tables below:

By Business Segment:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2003	2002	2003
Sales:
AVC Networks:
Customers	1,789,634	1,748,268	3,621,211
Intersegment	38,267	21,999	46,984

Total	1,827,901	1,770,267	3,668,195
Home Appliances:
Customers	580,393	595,213	1,169,608
Intersegment	23,610	13,168	27,873

Total	604,003	608,381	1,197,481
Components and Devices:
Customers	530,816	543,341	1,145,092
Intersegment	295,702	298,209	564,640

Total	826,518	841,550	1,709,732
JVC:
Customers	403,674	425,251	827,967
Intersegment	5,724	7,702	23,542

Total	409,398	432,953	851,509
Other:
Customers	335,171	308,896	637,836
Intersegment	140,897	90,937	181,219

Total	476,068	399,833	819,055
Eliminations	(504,200)	(432,015)	(844,258)

Consolidated total	3,639,688	3,620,969	7,401,714

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2003	2002	2003
Segment profit:
AVC Networks	58,264	26,180	82,828
Home Appliances	19,011	21,494	45,240
Components and Devices	25,774	16,573	31,213
JVC	10,078	8,776	21,863
Other	7,161	9,806	13,042
Corporate and eliminations	(40,682)	(32,823)	(67,615)

Total segment profit	79,606	50,006	126,571

Interest income	9,809	12,187	22,267
Dividends received	3,558	2,267	4,506
Other income	36,501	39,149	64,677
Interest expense	(13,888)	(17,824)	(32,805)
Other deductions	(58,332)	(30,146)	(116,300)

Consolidated income before income taxes	57,254	55,639	68,916

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

By Geographical Area:

Sales attributed to countries based upon the customer’s location are as follows:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2003	2002	2003
Sales:
Japan	1,676,301	1,655,749	3,453,836
North and South America	674,415	740,404	1,420,802
Europe	507,755	449,842	999,637
Asia and Others	781,217	774,974	1,527,439

Consolidated total	3,639,688	3,620,969	7,401,714

United States of America included in North and South America	604,440	672,443	1,282,861

There are no individually material countries of which sales should be separately disclosed in North and South America, Europe and Asia and Others, except for the United States of America.

Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer for the six months ended September 30, 2003 and 2002 and for the year ended March 31, 2003.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following information shows sales and geographical profit which are attributed to geographic areas based on the country location of the Company or its subsidiaries for the six months ended September 30, 2003 and 2002 and for the year ended March 31, 2003. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2003	2002	2003
Sales:
Japan:
Customers	1,925,952	1,940,607	4,032,432
Intersegment	775,557	727,033	1,107,962

Total	2,701,509	2,667,640	5,140,394
North and South America:
Customers	643,296	704,186	1,364,283
Intersegment	12,235	13,933	26,116

Total	655,531	718,119	1,390,399
Europe:
Customers	476,495	412,101	922,312
Intersegment	6,542	8,792	16,938

Total	483,037	420,893	939,250
Asia and Others:
Customers	593,945	564,075	1,082,687
Intersegment	504,862	491,523	754,725

Total	1,098,807	1,055,598	1,837,412
Eliminations	(1,299,196)	(1,241,281)	(1,905,741)

Consolidated total	3,639,688	3,620,969	7,401,714

Geographical profit:
Japan	61,900	43,946	88,152
North and South America	10,316	11,802	22,449
Europe	4,638	3,946	21,741
Asia and Others	43,469	39,387	71,016
Corporate and eliminations	(40,717)	(49,075)	(76,787)

Consolidated total	79,606	50,006	126,571